Mail Stop 3561

August 8, 2008

Thomas F. Farrell, II, Chief Executive Officer
Dominion Resources, Inc.
120 Tredegar Street
Richmond, Virginia  23219

> **Re:    Dominion Resources, Inc.**
> **Annual Report on Form 10-K for the Year Ended December 31, 2007**
> **Filed February 28, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 4, 2008**
> **File No. 1-08489**

Dear Mr. Farrell:

We have reviewed of your filings and have the following comments.  You should comply with the comments in all future filings.  Please confirm in writing that you will do so and also explain to us how you intend to comply.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-K for the Year Ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition…, page 21

1. In future filings, please expand this section to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, or income, or result in your liquidity decreasing or increasing in any material way.  See Item 303 of Regulation S-K and SEC

Release No. 33-8350.  For example, on page 24 of your document, you state that you have strong growth in your electric transmission and distribution operations, particularly in the major metropolitan areas of Virginia, due to higher energy use and efficient operations and maintenance spending.  However, you fail to discuss the reasons that there has been higher energy use in the major metropolitan areas and how you have made your operations and maintenance spending more efficient.  As another example, throughout this section, you state that much of your operations are dependent on certain weather conditions.  However, you do not discuss the type of weather conditions that positively and negatively affect your operations.  As a further example, we note that you have not discussed in great detail how, if at all, the recent escalation in certain commodity prices affects you.  In future filings, please discuss in greater detail the trends and factors, such as these, that contribute to your overall financial position and affect your operations.

Critical Accounting Policies and Estimates, page 25

2.  We note your disclosure on pages 26 and 62 that the use of different valuation models or assumptions could have a material effect on a contract's estimated fair value.  In future filings, please revise the critical accounting policy disclosure to provide an overview of the contracts which are subject to internal fair value estimation, for example the amount or amounts of any long-dated commodity contracts, the specific numerical inputs used to estimate fair value, and a comprehensive sensitivity analysis that allows the reader to estimate possible future impacts to net income.  See Item 303 of Regulation S-K as well as section five of the Commission's Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operation which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Results of Operations, page 29

Liquidity and Capital Resources, page 37

3.  In future filings, please expand your liquidity discussion to address the cash flow effects regarding the discontinued operations discussed in note 6, such as the Canadian E&P operations, Gichner and Dallastown, and the Peaker facilities.  Prospectively, please revise to disclose the following information:

- Describe how cash flows from discontinued operations are reported in the cash flow statement;

- Quantify the cash flows from discontinued operations by operating, investing, and financing herein; and

- Describe how the absence of cash flows, or negative cash flows, from discontinued operations is expected to affect future liquidity and capital resources.

Contractual Obligations, page 41

4. Please reconcile for us other long term liabilities on the balance sheet of $1,072 million to the table of contractual obligations. Prospectively, please ensure that your table of contractual obligations includes other long term cash liabilities reflected on balance sheet. See Item 303 (a) (5) of Regulation S-K.

Note 2. Significant Accounting Policies, page 58

5. We read your disclosure regarding the reapplication of SFAS no. 71 to the Virginia jurisdiction of the company's utility generation operations. Please address the following points with regard to this issue:

- Please provide to us your accounting analysis with regard to the reapplication of Statement no. 71. Please explain how the company met all the criteria of paragraph 5 of SFAS no. 71. In this regard, we read your disclosure on page 25 that the Virginia General Assembly enacted legislation in April 2007 to return the Virginia jurisdiction of your utility generation operations to a modified cost-of-service rate model.

- Please provide to us your regulatory assessment that supported the recorded regulatory assets and liabilities explaining in detail how the criteria in paragraphs 7 and 9 of Statement no. 71 were met.

- We also read your disclosure on page 43 that indicated after the end of capped rates, the Virginia Commission will set base rates under a modified cost-of-service model, although you disclose that capped rates end on December 31, 2008. In this regard, please explain to us why April 2007 was the appropriate point in time to reapply Statement no. 71.

- Please explain your basis for treating the charge of $259 million as an extraordinary item.

- Please tell us and disclose in future filings the nature and amount of the principal items entering into the determination of the charge of $259 million.

- Please tell us the updates you made to other assumptions that were not in conjunction with the reapplication of Statement no. 71 and quantify for us the related change expected to annual depreciation.

Definitive Proxy Statement on Schedule 14A

Item 1 – Election of Directors, page 10

6. In future filings, please disclose the business experience of all of your directors during the past five years, including each person's principal occupations and employment, the name and principal business of any corporation or other business association, and whether any of the business associations are your parent, subsidiary, or other affiliate.  See Item 401(e)(1) of Regulation S-K.

Compensation Discussion and Analysis, page 14

7. We note that you benchmark the components of base pay, annual incentive pay, long-term pay, and total compensation of each officer's position against one or more appropriate job matches from certain surveys, based on primary job responsibilities and scope of the position, which is typically based on revenue or asset size, and in some circumstances, on number of employees.  In future filings, please provide greater detail regarding these benchmarks and identify their components pursuant to Item 402(b)(2)(xiv) of Regulation S-K.

The Annual Incentive Program, page 17

8. While you have disclosed the consolidated operating earnings and business unit targets, you have not provided a quantitative discussion of the terms of all of the necessary targets to be achieved for your named executive officers to earn the annual bonus.  For example, you have not disclosed the safety, emergency response, response to power outages, environmental, and other targets you have mentioned on page 19.  Please tell us whether you believe that disclosure of that information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K.  If disclosure of the performance-related factors would cause competitive harm, in future filings, please discuss how difficult it will be for the executive or how likely it will be for you to achieve the target levels or other factors.

*     *     *     *     *

Please respond to our comments within 10 business days, or tell us by that time when you will provide us with a response.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact, Robert Babula, Staff Accountant, at (202) 551-3339 or Donna DiSilvio, Senior Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Attorney-Advisor, at (202) 551-3343, Ellie Bavaria, Special Counsel, at (202) 551-3238, or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director